abillionVeg, Inc. (the "Company") a Delaware Corporation and Subsidiary

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
abillionVeg, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 22, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	4,207,647	1,958,794
Convertible Notes Receivable	50,000	50,000
Deposits	25,075	9,906
Total Current Assets	4,282,721	2,018,699
Non-current Assets		
Computers and Equipment, net of Accumulated Depreciation	49,636	46,735
Total Non-Current Assets	49,636	46,735
TOTAL ASSETS	4,332,358	2,065,435
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,567	-
Accrued Salaries	244,357	-
Other Liabilities	-	319
Total Current Liabilities	246,924	319
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	-	5,371,983
Total Long-Term Liabilities	-	5,371,983
TOTAL LIABILITIES	246,924	5,372,302
EQUITY		
Common Stock	90	90
Preferred Stock	115	-
Additional Paid in Capital	11,658,478	167,463
Accumulated Other Comprehensive Income	310,020	(29,427)
Accumulated Deficit	(7,883,269)	(3,444,993)
Total Equity	4,085,434	(3,306,867)
TOTAL LIABILITIES AND EQUITY	4,332,358	2,065,435

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	11,881	1,449
Cost of Revenue	5,597	-
Gross Profit	6,284	1,449
Operating Expenses		
Advertising and Marketing	346,894	430,938
General and Administrative	3,325,867	1,691,863
Rent and Lease	51,024	59,725
Depreciation	24,903	12,952
Total Operating Expenses	3,748,688	2,195,478
Operating Income (loss)	(3,742,404)	(2,194,029)
Other Expenses		
Charitable Donations	705,347	266,549
Other	157	-
Total Other Expenses	705,504	266,549
Other Income		
Grant Income	82,974	126,068
Total Other Income	82,974	126,068
Provision for Income Tax	-	-
Net Income (loss)	(4,364,934)	(2,334,510)
Foreign Currency Translation	339,447	(29,427)
Comprehensive Income (loss)	(4,025,487)	(2,363,937)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(4,364,934)	(2,334,510)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	24,903	12,952
Accounts Payable	2,567	-
Accounts Payable - Related Party	-	(63,000)
Accrued Salaries	244,357	-
Other	(74,385)	98,872
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	197,442	48,824
Net Cash provided by (used in) Operating Activities	(4,167,492)	(2,285,685)
INVESTING ACTIVITIES		
Deposits	(15,169)	(9,906)
Convertible Note Purchase	-	(50,000)
Computers and Equipment	(27,079)	(33,783)
Net Cash provided by (used by) Investing Activities	(42,248)	(93,689)
FINANCING ACTIVITIES		
Future Equity Obligations	-	2,719,946
Sales of Preferred Stock	6,119,147	-
Net Cash provided by (used in) Financing Activities	6,119,147	2,719,946
Cash at the beginning of period	1,958,794	1,647,649
Net Cash increase (decrease) for period	1,909,407	340,572
Foreign Currency Translation	339,447	(29,427)
Cash at end of period	4,207,647	1,958,794

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		APIC	Accumulated Other Comprehensive Income/Loss	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount				
Beginning Balance at 1/1/2020	9,000,000	90	-	-	167,463	-	(1,110,484)	(942,930)
Foreign Currency Translation	-	-	-	-	-	(29,427)	-	(29,427)
Net Income (Loss)	-	-	-	-	-	-	(2,334,510)	(2,334,510)
Ending Balance 12/31/2020	9,000,000	90	-	-	167,463	(29,427)	(3,444,993)	(3,306,867)
Issuance of Stock (Common/Preferred)	-	-	11,487,292	115	6,119,032	-	-	6,119,147
Conversion of SAFE Notes	-	-	-	-	5,371,983	-	-	5,371,983
Prior Period Adjustment	-	-	-	-	-	-	(73,342)	(73,342)
Foreign Currency Translation	-	-	-	-	-	339,447	-	339,447
Net Income (Loss)	-	-	-	-	-	-	(4,364,934)	(4,364,934)
Ending Balance 12/31/2021	9,000,000	90	11,487,292	115	11,658,478	310,020	(7,883,269)	4,085,434

abillionVeg, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

abillionVeg, Inc. (“the Company”) was formed in Delaware on October 5th, 2017. The Company’s primary product is the abillion mobile application and abillion.com website, through which users create content about sustainable products worldwide. The Company earns revenue in two ways: first, through a SAAS product called "abillion for brands", where consumer products companies subscribe to control their listings and advertise on the Company's platform; and two, through a peer-to-peer marketplace enabling the Company's members worldwide to buy & sell sustainable merchandise. The Company's headquarters is in New York, NY and its operations are based in Singapore. The company's customers are worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 and 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, abillionVeg Pte. Ltd an entity operating out of Singapore. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2021 and 2020, the Company reported losses of $4,027,677 and $2,363,840, respectively, in earnings from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for 2021 and 2020, respectively. Net negative equity (deficit) of foreign operations were $(7,498,586) and $(3,399,730) at December 31, 2021 and 2020, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in gains of $310,000 and a loss of $29,427 in 2021 and 2020, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $0 in 2020 and 2021, and are included in other expense in the accompanying consolidated statements of operations.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a subscription service to consumer products and food & beverage companies that wish to enhance their listings and gather customers through the company's website and mobile applications. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to twelve months (or paid annual in advance) and revenue is recognized over the life of the subscription as performance obligations are satisfied. Management has concluded that deferred revenue during the periods under review would be negligible.

Grant Income

The Company received grant income totaling $82,974 and $126,068 in 2021 and 2020, respectively, from the Jobs Support Scheme (JSS) initiated in Singapore as a way to help businesses retain their local employees.

Charitable Donations

The Company donated to various non-profit organizations totaling $705,347 and $266,549 in 2021 and 2020, respectively. The non-profit organizations include various animal sanctuaries, vegan organizations, animal farms, and other non-profit organizations.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computers and Equipment	3	91,591	(41,955)	-	49,636
Grand Total	**-**	**91,591**	**(41,955)**	**-**	**49,636**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Convertible Notes Receivable

In 2020, the Company entered into a convertible notes receivable totaling $50,000 in a company that produces animal-free cheese and dairy products. The note accrued interest at 8% and converted into preferred stock in 2022 after an Equity Financing round resulting in the Company holding between 1-2% of shares. The Company is currently a passive investor and does not hold any significant interest in this company and is unable to exert significant influence. The Company plans to account for this security as being available for sale using the Fair Value Method of accounting. The Company has not transacted with this company in any other way.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company had rent and lease expenses totaling $51,024 and $59,725 in 2021 and 2020, respectively. The Company currently leases its Singapore office space under a 1-year lease requiring monthly payments of approximately $11,750 before taxes. The current lease expires on October 31st, 2023. The total lease amount per year is as follows:

Year Ending December 31,	Payment
2022	141,000
2023	117,500
2024	-
2025	-
2026	-
Thereafter	-

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price
Total options outstanding, January 1, 2020	-	$	-
Granted	-	$	-
Exercised	-	$	-
Expired/cancelled	-	$	-
Total options outstanding, December 31, 2020	-	$	-
Granted	953,750	$	0.020
Exercised	-	$	-
Expired/cancelled/forfeited	15,000	$	0.020
Total options outstanding, December 31, 2021	938,750	$	0.020
Options exercisable, December 31, 2021	-	$	0.020

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2020			
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2020	-	$	-
Granted	953,750	$	-
Vested	-	$	-
Forfeited	15,000	$	-
Nonvested options, December 31, 2021	938,750	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Singapore. The Company's primary deferred tax assets are it's net operating loss carryforward. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at various discount rates ranging from 0% to 20%. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered into during 2020 and 2021 were between $15M – 40M. The company has no outstanding SAFE notes. All convertible SAFEs entered were converted into equity during the company's Series A financing in Q4 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

Common Stock:

As of December 31st, 2021, the Company had authorized 24,000,000 shares of Common Stock, $0.00001 par value per share. As of December 31st, 2021, 9,000,000 shares of Common Stock were issued and outstanding.

Voting: Holders of Common Stock are entitled to one vote per share.

Dividends: Holders of Common Stock are entitled to receive dividends if and when declared by the Board of Directors. As of December 31st, 2021, no dividends had been declared.

Preferred Stock:

As of December 31st, 2021, the Company had authorized 12,095,221 shares of Preferred Stock, $0.00001 par value per share. As of December 31st, 2021, 11,487,592 shares of Preferred Stock were issued and outstanding.

Voting: Holders of Preferred Stock are entitled to such number of votes per share as calculated on an as-converted to Common Stock basis (currently, one vote per one share of Preferred Stock).

Dividends: Holders of Preferred Stock are entitled to receive dividends if and when declared by the Board of Directors. Dividends on Preferred Stock are payable in preference to and payable prior to or simultaneously with the payment of dividends on Common Stock, and are not cumulative. As of December 31st, 2021, no dividends had been declared.

Conversion: Holders of Preferred Stock are entitled to convert to one share of Common Stock per share of Preferred Stock, subject to standard anti-dilution adjustments. Mandatory conversion shall take place upon a Qualified Public Offering (as defined in the Certificate of Incorporation), Direct Listing (as defined in the Certificate of Incorporation), or by the vote or written consent of holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted to Common Stock basis).

Liquidation Preference: In the event of a liquidation, dissolution, winding up or Deemed Liquidation Event (as defined in the Certificate of Incorporation), holders of Preferred Stock are entitled to receive distributions of the greater of 1x or on an as-converted to Common Stock basis prior to, and in preference to, any distribution to the holders of Common Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 22, 2022, the date these financial statements were available to be issued.

In February of 2022, the Company issued shares to expand its Employee Stock Ownership Plan pool from 1 million shares to 3 million shares.

The Company raised an additional $300k from two investors in January and February of 2022 during its Series A raise.

See Convertible Notes Receivable disclosure above for details of convertible notes receivable entered into during 2020 but converted into Preferred Stock in 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.